Willard S. Boothby To Contact Writer Directly: +1 212 446 4736 willard.boothby@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 6460

September 3, 2019

VIA Email and EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Christina Chalk, Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Re:	Speedway Motorsports, Inc. Schedule TO-T filed August 16, 2019 Filed by Speedco, Inc. and Sonic Financial Corporation File No. 5-53499

Dear Ms. Chalk:

On behalf of Speedco, Inc. (“Purchaser”) and Sonic Financial Corporation (“Parent”, and, together with Purchaser, the “Filing Persons”), we hereby submit the Filing Persons’ responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 26, 2019 with respect to the above-referenced combined Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO originally filed on August 16, 2019 (the “Schedule TO”). This letter and Amendment No. 1 to the Schedule TO (“Amendment No. 1”), which amends and restates the Schedule TO, are being filed with the Commission electronically today.

For the convenience of the Staff, each of the Staff’s comments is reproduced in its entirety in bold and is followed by the corresponding response of the Filing Persons. Capitalized terms used and not otherwise defined in this letter have the applicable meaning ascribed to them in the Schedule TO.

Beijing   Boston   Chicago   Dallas   Hong Kong   Houston   London   Los Angeles   Munich   Palo Alto   Paris   San Francisco   Shanghai   Washington, D.C.

Christina Chalk U.S. Securities and Exchange Commission	Page 2
September 3, 2019

Schedule TO

1.

Since Sonic Financial Corp. and Speedco are intended to be filers on a Schedule 13E-3 as well as the Schedule TO, please jointly “tag” the amended filing as both a going private and a tender offer schedule in your next EDGAR filing.

The Filing Persons acknowledge the Staff’s comment and will ensure that Amendment No. 1 is “tagged” appropriately when filed.

2.

In your response letter, please provide an analysis explaining why O. Bruton Smith and members of the Smith Family who control Parent have not been included as individual filers on the Schedule 13E-3/TO-T. In this regard, we note that O. Bruton Smith is the Company’s founder and executive chairman, Marcus G. Smith is the Company’s chief executive officer and a director and B. Scott Smith is a director of the Company. These individuals control private entity Parent, which formed and controls Purchaser in this Offer. Alternatively, add these individuals as filers and revise the Offer to Purchase (to the extent necessary) to comply with the disclosure requirements of these schedules.

In response to the Staff’s comment, the Filing Persons have amended and restated the Schedule TO by Amendment No. 1 to add O. Bruton Smith, Marcus G. Smith, B. Scott Smith, David Bruton Smith and OBS Holdings, LLC as filers of the Schedule TO and have supplemented the Offer to Purchase accordingly to comply with applicable disclosure requirements.

Summary of Material Financial Analysis, page 18

3.

Expand this section generally to provide a reasonably-detailed summary of the materials provided to Parent and Purchaser by BofA and filed as an exhibit to the Schedule TO. A non-exclusive list of the information that should be included in the expanded summary includes the equity value per share analysis on page 4 of the materials, as well as the U.S. M&A Transaction Premiums – All-Cash Transactions analysis on page 5 and the Precedent Management-Led Buyout Premium and Bump Analysis on page 10.

In response to the Staff’s comment, the Filing Persons have supplemented the disclosure in the Offer to Purchase under “Special Factors—Section 8—Materials Prepared by Parent’s Financial Advisor” to include a description of certain additional information included in the materials provided by BofA Merrill Lynch to Parent, which was referenced for informational purposes by BofA Merrill Lynch but not considered part of BofA Merrill Lynch’s material financial analyses.

Christina Chalk U.S. Securities and Exchange Commission	Page 3
September 3, 2019

Certain Information Concerning Company Management’s Long-Range Plan, page 35

4.

The first paragraph states that the table on page 35 presents “selected elements of the Management LRP.” Explain why you have omitted some elements (and describe them). Alternatively, revise to include.

The Filing Persons acknowledge the Staff’s comment regarding the use of the phrase “selected elements” in its characterization of the table captioned “Summary of Management LRP” in the Offer to Purchase under “The Offer—Section 8—Certain Information Concerning the Company—Certain Information Concerning Company Management’s Long-Range Plan” (the “Summary Table”). In using this phrase, the Filing Persons intended to indicate that the Summary Table sets forth the material projected financial information received by members of the Parent Group and provided to BofA Merrill Lynch for use in its analyses of the transaction as part of the Management LRP. The Filing Persons believe that the Offer to Purchase includes all such material projected financial information. The Management LRP received by members of the Parent Group and provided to BofA Merrill Lynch contained additional granular information comprising the individual components of the projection line items disclosed in the Summary Table and calculations underlying certain of such line items, as well as other immaterial information. The Filing Persons do not believe that disclosing additional immaterial information relating to the projected financial information disclosed in the Summary Table would provide additional meaningful information to stockholders of the Company.

5.

State whether the Management LRP information included here were the only non-public forecasts and projections provide[d] to BofA and Morgan Stanley and used in their analyses of the transaction. If not, state what has been omitted and why, or revise to include.

On behalf of the Filing Persons, we confirm that the only non-public forecasts or projections provided to BofA Merrill Lynch and used in its financial analyses of the transaction were those contained in the Management LRP. Separately, on behalf of the Filing Persons, we confirm that the Filing Persons understand, based on confirmation of the same provided by the Company, that the only non-public forecasts or projections provided to Morgan Stanley and used in its financial analyses of the transaction were those contained in the Management LRP.

Christina Chalk U.S. Securities and Exchange Commission	Page 4
September 3, 2019

Background of the Offer and the Merger; Contacts with the Company, page 39

6.

We note the disclosure on page 41 (first paragraph) that neither Parent nor any members of the Smith Family “on behalf of Parent” had engaged in substantive discussions with representatives of NASCAR Holdings, Inc. or members of the France family during the past few years regarding a potential business combination but that they do regularly engage with members of the France family “to share their respective perspectives regarding the strategic outlook and trends for the motorsports industry.” However, page 2 of the June 10, 2019 presentation materials by Morgan Stanley filed as exhibit 99(c)(5) to the Schedule 13E-3 references a “June 6th: Session with Speedway Motorsports CEO, Marcus Smith, to discuss strategic discussions with France family, NASCAR, and ISC.” Please summarize these discussion (with the France family) here and include the date(s) when they occurred.

The Filing Persons acknowledge the Staff’s comment and confirm that the June 6 session referenced in the presentation materials provided by Morgan Stanley is the same June 6 session referenced and described on page 41 of the Offer to Purchase under “The Offer—Section 11—Background of the Offer and the Merger; Contacts with the Company.”

The Filing Persons respectfully advise that the June 6 session was arranged in response to a request made by Morgan Stanley for any information regarding past, current or expected strategic discussions between members of the Smith Family, on the one hand, and NASCAR, ISC or members of the France family, on the other hand. In response to that request, Parent arranged the June 6 session for Mr. Smith to explain that members of the Smith Family, on behalf of the Company and in the ordinary course of business, regularly have discussions with members of the France family and with NASCAR and ISC to share their respective perspectives regarding the strategic outlook and trends for the motorsports industry. As noted in the Offer to Purchase, there have been no substantive discussions between Parent or any members of the Smith Family on behalf of Parent with third parties during the past few years regarding a potential business combination transaction with the Company and there were no agreements, express or implied, regarding any future business combination or acquisition transaction between Parent or the Company, on the one hand, and NASCAR or ISC, on the other hand.

Purpose of the Offer; Plans for the Company, page 42

7.	Explain the reasons for the timing and structure of this transaction from the perspective of the Purchaser and Parent. See Item 1013 of Regulation M-A and Item 7 of Schedule 13E-3.

In response to the Staff’s comment, in Amendment No. 1, the Filing Persons have revised the disclosure in the Offer to Purchase under “The Offer—Section 12—Purpose of the Offer and the Merger; Plans for the Company; Effects of the Offer and the Merger; Stockholder Approval; Appraisal Rights—Purpose of the Offer; Plans for the Company” to include additional information about the reasons for the timing and structure of the Offer and the Merger.

Christina Chalk U.S. Securities and Exchange Commission	Page 5
September 3, 2019

8.

Expand the discussions of the reasons for the transaction. See Item 1013(c) of Regulation M-A. Avoid conclusory statements such as the disclosure appearing in the first paragraph of this section. See Instruction 1 to Item 1013 of Regulation M-A.

In response to the Staff’s comment, in Amendment No. 1, the Filing Persons have revised the disclosure in the Offer to Purchase under “The Offer—Section 12—Purpose of the Offer and the Merger; Plans for the Company; Effects of the Offer and the Merger; Stockholder Approval; Appraisal Rights—Purpose of the Offer; Plans for the Company” to include additional information about the reasons for the Offer and the Merger.

Miscellaneous, page 66

9.

While you may not be able to distribute the Offer materials into any foreign jurisdiction where doing so would be prohibited under local regulation, tenders must be accepted from all shareholders wherever located. See Rule 14d-10 and guidance in Release No. 33-8957 (September 19, 2008). Please revise your disclosure here accordingly.

In response to the Staff’s comment, in Amendment No. 1, the Filing Persons have revised the disclosure on page 66 of the Offer to Purchase under “The Offer—Section 18—Miscellaneous” to eliminate the statement that tenders will not be accepted from or on behalf of holders of Shares in any U.S. or foreign jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

* * * *

If you have any additional questions or require any additional information with respect to the Schedule TO, Amendment No. 1 or this letter, please do not hesitate to contact me at (212) 446-4736 or willard.boothby@kirkland.com.

Sincerely,

/s/ Willard S. Boothby

Willard S. Boothby

(Enclosure)

cc:	Eric L. Schiele

(Kirkland & Ellis LLP)

Kristin Rulison

(Kirkland & Ellis LLP)

James N. Greene

(Parker Poe Adams & Bernstein LLP)